SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Vice President and
Chief Financial Officer

Date: October 1, 2014

List of materials

Documents attached hereto:

i) Press release announcement of additional information about Company Split (Small-scale Company Split) of Sony Corporation into JOLED Inc., a new integrated company in the organic light-emitting diode display panels business.

October 1, 2014
Sony Corporation

Announcement of additional information about Company Split (Small-scale Company Split) of Sony Corporation into JOLED Inc., a new integrated company in the organic light-emitting diode display panels business

Sony Corporation (“Sony”) today announced that Sony and JOLED Inc. executed the company split agreement described in the press release titled “Announcement of Company Split (Small-scale Company Split) of Sony Corporation into JOLED Inc., a new integrated company in the organic light-emitting diode display panels business,” dated July 31, 2014.  Under the company split agreement, JOLED Inc. will succeed to approximately ¥600 million of assets and approximately ¥500 million of liabilities (each number is based on the book value as of March 31, 2014).  Except for theses amounts, which had not been determined in July, there are no updates or changes from the press release dated July 31, 2014.  Please refer to the following URL for that press release:  http://www.sony.net/SonyInfo/IR/news/20140731E.pdf.